SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 25, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

NOTICE TO SHAREHOLDERS

Brasilia, August 25, 2005 – Brasil Telecom Participações S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4), in compliance to Citigroup Venture Capital International Brazil, L.P.’s request, hereby transcribes the material fact published today, as follows:

“MATERIAL FACT

NOTICE TO BRASIL TELECOM PARTICIPAÇÕES S.A.’S SHAREHOLDERS

Zain Participações S.A. (“Zain”), Invitel S.A. (“Invitel”), Techold Participações S.A., Solpart Participações S.A. (“Solpart”), Citigroup Venture Capital International Brazil, L.P. (“Fundo CVC”) and Investidores Institucionais Fundo de Investimento em Ações (“II FIA”), in compliance with article 157 of Law 6.404/76 and under the terms of Instruction CVM 358/02, comes forward to inform the shareholders and the market in general that:

1. On July 28, 2005, CVC Fund, II FIA, Zain and Invitel disclosed a notice to shareholders, aiming to clarify the facts regarding Brasil Telecom Participações S.A.’s (“BTP” or “Company”) Extraordinary General Shareholders Meeting (AGE), which happened on July 27, 2005, informing, in summarized form the following:

  The Company’s Board of Directors legitimately summoned the AGE, to be held on July 27, 2005, in order to replace the Board members and elect the Board’s new Chairman and Vice-Chairman
  In the late hours of July 26, 2005, BTP’s Chairman of the Board signed at his discretion, a Summons for the Cancellation of such AGE, without summoning the competent body, BTP’s Board of Directors, to deliberate about the matter.
  In light of the evident nullity and ineffectiveness of the act practiced by the Chairman of the Board of Directors at that time, and based on vote instruction set in Invitel’s previous meeting, the shareholders with voting rights representing the majority of BTP’s capital, according to warrant granted in the Company’s Vote Agreement, instated and consummated the AGE and, executing such vote instruction, approved the dismissal of the following Board members: Mr.(s) Luis Octavio Carvalho da Motta Veiga, Verônica Valente Dantas, Carlos Bernardo Torres Rodenburg e Arthur Joaquim de Carvalho; and the following alternate members: Mr.(s) Maria Amália Delfim de Melo Coutrim, Danielle Silbergleid Ninio, Daniela Maluf Pfeiffer and Rodrigo Bhering Andrade.
  Next, new Board members were elected to finish the terms of their predecessors, as disclosed previously.
  Aiming to preserve BTP’s interests, its clients and its shareholders, the under signers of such notice disclosed on July 28, 2005, informed, finally, that the new Board members would only take their offices after all due legal actions were taken, in order to guarantee a placid transition.

2. All legal actions were taken, including the filing of the minutes of the Company’s AGE, which happened on July 27, 2005, in the Distrito Federal Board of Trade, allowing BTP’s new Board of Directors members to take office on August 23, 2005. Therefore, this action concludes the commitment made on July 28, 2005 to the Company’s shareholders and the market as a whole.

3. The under signers clarify that they will continue to take all necessary actions to replace the members from Brasil Telecom S.A.’s Senior Management who were appointed by the Opportunity group.

Brasília / Rio de Janeiro, August 24, 2005.

ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A.

TECHOLD PARTICIPAÇÕES S.A.	SOLPART PARTICIPAÇÕES S.A.

INVESTIDORES
CITIGROUP VENTURE CAPITAL	INSTITUCIONAIS FUNDO DE
INTERNATIONAL BRAZIL L.P.	INVESTIMENTO EM AÇÕES”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Marcos de Magalhães Tourinho
Name: Marcos de Magalhães Tourinho Title: Investor Relations Officer